Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

March 15, 2021

VIA EDGAR

Todd Schiffman and Pam Long

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athena Technology Acquisition Corp.
Registration Statement on Form S-1
Filed February 5, 2021, as amended
File No. 333-252812

Dear Ladies and Gentlemen:

On March 12, 2021, the undersigned, for itself and the other several underwriters, requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 4:00 p.m. ET on Monday, March 15, 2021, or as soon thereafter as practicable. The undersigned hereby withdraws such request.

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Athena Technology Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, March 16, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 500 copies of the Preliminary Prospectus dated March 3, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.

By:	/s/ John Eydenberg
Name: John Eydenberg Title: Managing Director As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]